April 18, 2008






Via EDGAR and First Class Mail
------------------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

     Re:     WORLDWATER & SOLAR TECHNOLOGIES CORP.
             (F/K/A WORLDWATER & POWER CORP.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (formerly known as WorldWater & Power Corp.), we offer the following responses to the comments included in your letter dated March 18, 2008. The numbers of our responses correspond to the comment numbers in your March 18 letter, and we have included each of your comments below followed by our response. A revised preliminary proxy has been transmitted electronically and we are sending copies of the documents that are marked to show changes from the previous filing which I hope will facilitate your review.

REVISED PRELIMINARY PROXY STATEMENT FILED ON MARCH 5, 2008
----------------------------------------------------------

1. Please update the disclosure throughout the filing, including changes in the composition of management and the board of directors as of a recent date.

RESPONSE - The Company has made the appropriate management and board of director changes throughout the document.

2. Please refer to prior comment 1. We note that you present comparative per share data. As such, please update the net income (loss) per share - fully diluted and book value per share information to reflect the historical information for WorldWater as of and for the fiscal year ended December 31, 2007 and as of and for ENTECH for the fiscal year ended September 30, 2007. Please refer to Items 3-01(c) and 3-12(b) of Regulation S-X.

RESPONSE - The Company has updated its historical information for WorldWater as of and for the fiscal year ended December 31, 2007 and as of and for the fiscal year ended September 30, 2007 for ENTECH with respect to the information in the comparative per share data section of the proxy.

3. Further, please similarly update the pro forma information to reflect the updated historical information.

RESPONSE - The Company has updated all applicable areas of the proxy with the updated historical financial information of WorldWater and ENTECH.

4. We note that you present selected historical financial data of WorldWater. Please update this information for your 2007 fiscal year consistent with our updating comment above.

RESPONSE - The Company has updated all applicable areas of the proxy with the updated historical financial information of WorldWater and ENTECH.

5. We note that you present pro forma financial information. As such, please present a pro forma condensed balance sheet as of the end of the most recent period for which you are required to file a balance sheet under Item 3-01 of Regulation S-X, which appears to be December 31, 2007. Refer to Item 11-02(c)(1) of Regulation S-X.

RESPONSE - The Company notes that Item 11-02(c)(1) of Regulation S-X indicates "A pro forma condensed balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 shall be filed unless the transaction is already reflected in such balance sheet." As such, the Company updated its pro forma condensed balance sheet to reflect the most recent period filed which is December 31, 2007.

6. Further, please present a pro forma condensed statement of income for the most recent fiscal year, which appears to be the year ended December 31, 2007, consistent with Item 11-02(c)(2) of Regulation S-X.

RESPONSE - The Company notes that Item 11-02(c)(2) of Regulation S-X indicates "Pro forma condensed statements of income shall be filed for only the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. A pro forma condensed statement of income may be filed for the corresponding interim period of the preceding fiscal year. A pro forma condensed statement of income shall not be filed when the historical income statement reflects the transaction for the entire period." As such, the Company updated its pro forma condensed statement of income to reflect the most recent period filed which is the year ended December 31, 2007.

7. Also, please update the historical financial statements of Entech included in the pro forma statements to comply with Item 11-02(c)(3) of Regulation S-X.

RESPONSE - The Company notes that Item 11-02(c)(3) of Regulation S-X indicates "Pro forma condensed statements of income shall be presented using the registrant's fiscal year end. If the most recent fiscal year end of any other entity involved in the transaction differs from the registrant's most recent fiscal year end by more than 93 days, the other entity's income statement shall be brought up to within 93 days of the registrant's most recent fiscal year end, if practicable. This updating could be accomplished by adding subsequent interim period results to the most recent fiscal year-end information and deducting the comparable preceding year interim period results. Disclosure shall be made of the periods combined and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma income statements (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period). For investment companies subject to Rules 6-01 to 6-10, the periods covered by the pro forma statements must be the same." As such, the Company updated its pro forma condensed statements of income to include WorldWater's year ended December 31, 2007 and Entech's year ended September 30, 2007. The Company notes that the fiscal year ends are within the allowable 93 days as indicated in Item 11-02(c)(3) and therefore deemed comparable periods.

8. Since the acquisition has occurred, please revise the first paragraph on page 30 to clarify that the pro forma information reflects the actual purchase price, or tell us and disclose why the purchase price used in the pro forma statements is preliminary.

RESPONSE - The Company notes that the purchase price used in the pro forma information does reflect the actual purchase price and has updated the first paragraph on the indicated page to reflect that information.

9. Please refer to prior comment 4. On page 35 you disclose that the purchase price included "$2.2 million of assumed liabilities and acquisition costs." Under paragraphs 20-33 and 35 of SFAS 141, you should allocate the purchase price to the assets acquired as well as the liabilities assumed based on their estimated fair values at the date of acquisition. That is, you should not include liabilities as part of your purchase price. Please revise, or tell us how you determined your purchase price consistent with SFAS 142. Please also tell us why your table reflecting the allocation of the purchase price does not also include the tangible assets acquired and liabilities assumed.

RESPONSE - The Company removed the assumption of liabilities from the purchase price and reflects them in the associated table allocating the purchase price. The Company updated the table to reflect the immaterial tangible assets acquired.

10. Please tell us why the pro forma adjustment reflecting the assumed conversion of the Series E Preferred Stock is factually supportable as discussed in Item 11-02(b)(6) of Regulation S-X.

RESPONSE - The Company notes that Item 11-02(b)(6) of Regulation S-X indicates "Pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. Pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Rule 3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. All adjustments should be referenced to notes which clearly explain the assumptions involved." As such, the Company notes that the acquisition of Entech could not have been consummated unless there were sufficient authorized available common shares. The agreement with the Quercus Trust whereby 19,700,000 common shares were exchanged for 19,700 shares of Series E Preferred Stock enabled the acquisition to occur. The Series E transaction with the Quercus Trust has a provision whereby the Series E Preferred Stock automatically converts to common stock the day the company's shareholders approve the increase in authorized shares from 275,000,000 to 450,000,000, thus the Company showed the effect of the approval of the increase in authorized shares in the assumed Series E conversion. The Company takes the position that assumed conversion of Series E Preferred Stock is factually supportable and tied to the Entech acquisition since the transaction would not have been entered into with the Quercus Trust if the Company had sufficient available authorized shares.

11. Please update the financial information in this section consistent with our above comments.

RESPONSE - The Company has updated all applicable areas of the proxy with the updated historical financial information of WorldWater and ENTECH.


AMENDMENT NO. 3 TO FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------

12. Please refer to prior comment 6. Consistent with Question 1 of FAQ Regarding Current Reports on Form 8-K dated November 23, 2004, you may only disclose a triggering event occurring within 4 business days before your filing of a periodic report in that periodic report if it is not a filing required to be made under Item 4.01 and Item 4.02 of Form 8-K. All Item 4.01 and Item 4.02 events must be reported on Form 8-K. The FAQ is available on our website at http://www.sec.gov/divisions/corpfin/form8kfaq.htm. Please file an Item 4.02
--------------------------------------------------
Form 8-K for the restatement.

RESPONSE - The FAQ to which you refer is inconsistent with Paragraph B.3 of the General Instructions to Form 8-K which provides that, if a registrant previously has reported substantially the same information required by Form 8-K, an additional report of the same information on Form 8-K is not required. Form 8-K is a Commission-approved form while the FAQs are your Division's interpretations. I believe the form should prevail in the event of an inconsistency.

13. Please refer to prior comment 11. Please consider whether you should move this paragraph under the caption labeled "December 31, 2005 and 2006" which refers to the first restatement rather than the second restatement.

RESPONSE - The Company does not feel it is necessary to amend its December 31, 2006 and 2005 10KSB/A filed on March 5, 2008 to move the placement of its Explanatory Note paragraphs. All additional disclosures and necessary adjustments noted in this SEC Comment Letter relating to the year ended December 31, 2006 will be reflected in the December 31, 2006 comparative year in the December 31, 2007 Form 10K.

14. Please refer to prior comment 16. It appears that the disclosure regarding the indemnification of EMCORE in the fifth full paragraph on page 59 was not revised. As previously requested, please expand the disclosure in this note to be consistent with your response to prior comment 37 from our comment letter dated November 16, 2007.

RESPONSE - We have expanded the disclosure as requested.

15. Please refer to prior comment 19. Your response notes that the warrants are reflected as a "liability (mezzanine)" in accordance with FSP 150-5. As noted in paragraph 18 of SFAS 150, "items shall not be presented between the liabilities section and the equity section of the statement of financial position." Please note that the mezzanine or temporary equity section is not equivalent to reflecting warrants as a liability on your balance sheet. Tell us how you have complied with that guidance.

RESPONSE - The Company notes that the Series D Preferred Warrants have been reclassified from Mezzanine to a current liability to reflect the guidance in FAS 150, paragraph 18. The Company notes that the reclassification of this balance as of December 31, 2006 has been included in the comparative period in the Company's December 31, 2007 Form 10K. The Company has included a "Restatement" paragraph in Note 3 of its December 31, 2007 Form 10K, which details the December 31, 2006 reclassification.

16. Further, warrants accounted for under SFAS 150 would be reflected at fair value consistent with paragraphs 20-24. As previously requested, please tell us how you considered the guidance in FSP FAS 150-1 and FSP 150-5 in your accounting for the warrants.

RESPONSE - The Company notes that the value of the Series D Warrants has been reclassified to a current liability as indicated in our response to comment 15 above. The warrants were initially measured at fair value using the Black Scholes Method. Subsequently, in accordance with SFAS 150, more specifically paragraph 22 which indicates, "the instruments shall be measured subsequently at the amount of cash that would be paid under the conditions specified in the contract if settlement occurred at the reporting date, recognizing the resulting change in that amount from the previous reporting date as interest cost", the Company adjusted the Series D Preferred Warrants to reflect their redemption value at the first reporting period after issuance (December 31, 2006). As noted in Note 3 to the Company's December 31, 2007 Form 10K, the Company has restated the classification and value of the above Series D warrants to reflect
the guidance in SFAS 150.   The net effect of this adjustment resulted in an
increase to current liabilities and an increase in interest expense in the amount of $439,000, which has been included in the comparative period in the Company's December 31, 2007 10-K.

17. Please refer to prior comment 21. We note changes made in the table on common stock transactions; however, it does not address our previous request. Please provide a reconciliation of the amount of debt converted ($3,792,500) and the number of shares issued (21,422,223) to the table and disclosures included on pages 55-56 in Note 11.

RESPONSE - Please see the reconciliation below, which reconciles the table in
Note 14 to the table in Note 11. A difference of 1 share is noted due to rounding.


  Maturity    Balance @    Balance @                Conversion      Shares
    Date      12/31/05*    12/31/06*    Converted      Price       Converted
  ---------   ---------    ---------    ---------   ----------    -----------
    2006    $   235,000    $     -     $  235,000     $  0.15      1,566,667
    2007        267,550      185,050       82,500     $  0.15        550,000
    2008      3,675,000      200,000    3,475,000     $  0.18     19,305,556
            -----------    ---------   ----------                 ----------
            $ 4,177,550    $ 385,050   $3,792,500                 21,422,222

   * represents Face amount of the note


18. Please refer to prior comment 26. Please provide us with your analysis of the appropriate accounting for the warrants issued to Quercus Trust in September 2007. Your response should include a discussion of how you evaluated the disclosed terms in making your determination of the appropriate accounting.

RESPONSE - The Company disclosed the following in Note 2 of the September 30, 2007 10Q/A which was filed on March 5, 2008 "On September 28, 2007, the Company entered into a Stock and Warrant Purchase Agreement with the Quercus Trust, whereby the Quercus Trust purchased 7.5 million shares of WorldWater's common stock at a price of $1.782 per share, for total proceeds of $13,365,000. The Agreement also provides for the issuance of warrants to the Quercus Trust for the purchase of 9.0 million additional shares of WorldWater's common stock at an exercise price of $1.815, subject to certain adjustments. The exercise of warrants into common stock cannot take place until additional shares are authorized at the forthcoming Special Shareholder Meeting anticipated in January 2008. Until such time as authorized shares are made available, the Company will not be required to record any warrant related expense. If sufficient additional shares of common stock have not been authorized by September 28, 2008, the Quercus Trust may require the Company to exchange the warrants for a new class of preferred stock with the following rights, preferences and privileges: each share of preferred stock will have rights, preferences and privileges equivalent to 1,000 shares of common stock, and shall in addition be automatically convertible into common stock at such time as the Company has sufficient authorized shares of common stock to allow such conversion."

Assuming the Company had sufficient authorized shares in order for the Quercus Trust to exercise the 9.0 million warrants that were issued with common stock on September 28, 2007 such accounting for those warrants would have been a debit and credit to additional paid in capital, thus no accounting would have been necessary. The fact that the Company does not have the available authorized shares does not change the accounting. The Company does note that the warrant holder has the option to convert their unexercisable warrants into a new class of preferred stock which will automatically convert to common the day the increase in sufficient authorized shares occurs. If the increase in authorized shares never takes place, the Quercus Trust is left with either Preferred Stock or unexercisable warrants, which have no cash redemption feature and are not considered to be liquid securities. As a result, we believe that there is no further accounting required for the above transaction. Additional disclosure in connection with this matter has been included in Note 13 to the Company's December 31, 2007 Form 10-K.


Please contact me with any questions or comments.

Very truly yours,

/s/ Stephen A. Salvo

Stephen A. Salvo